SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

SINCLAIR BROADCAST GROUP, INC.

(Name of Issuer)

CLASS A COMMON STOCK, $.01 PAR VALUE

(Title of Class of Securities)

829226-10-9

(CUSIP Number)

J. Duncan Smith
c/o Sinclair Broadcast Group, Inc.
10706 Beaver Dam Road
Cockeysville, Maryland 21030
(410) 568-1500

with copies to:

Roger J. Patterson, Esquire
Wilmer, Cutler & Pickering
2445 M Street, N.W.
Washington, D.C. 20037
(202) 663-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 22, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 829226-10-9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). DAVID D. SMITH

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,843,425.52

	9.	Sole Dispositive Power 11,843,425.52

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,843,425.52

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ]

13.	Percent of Class Represented by Amount in Row (11) 3.3%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FREDERICK G. SMITH

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,433,831

	9.	Sole Dispositive Power 9,433,831

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,433,831

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ]

13.	Percent of Class Represented by Amount in Row (11) 2.5%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). J. DUNCAN SMITH

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,809,800

	9.	Sole Dispositive Power 11,809,800

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,809,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ]

13.	Percent of Class Represented by Amount in Row (11) 3.4%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ROBERT E. SMITH

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,812,860

	9.	Sole Dispositive Power 8,812,860

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,812,860

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ]

13.	Percent of Class Represented by Amount in Row (11) 2.3%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

This Amendment No. 3 is filed to report changes in the beneficial ownership of shares by David D. Smith, Frederick G. Smith, J. Duncan Smith and Robert E. Smith, each of whom is a member of the group, as defined in the original filing, as amended.  The date of event that requires filing of this statement is the date that the total voting power of the reporting persons as a group, assuming that all members of the group converted all Class B shares to Class A shares, changed by more than one percentage point from the amount reported in Amendment No. 2.  As a result of subsequent stock repurchases by the Issuer and subsequent transactions by the reporting persons, this percentage is now within less than one percentage point of the amount reported in Amendment No. 2.

Item 5.	Interest in Securities of the Issuer

(a - b)      The following table sets forth the aggregate number and percentage of shares of Class A common stock and Class B common stock beneficially owned by each member of the group as of February 12, 2003.  Holders of Class B common stock may exchange their shares of Class B common stock into Class A common stock at any time and therefore, each share of Class B common stock represents beneficial ownership of one share of Class A common stock.  Except as noted, each person has sole power to vote or direct the vote and to dispose or direct the disposition of all of the shares set forth below, except that all of the shares  are subject to the Stockholders Agreement, as defined in the original filing, and no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.  Each member of the group disclaims beneficial ownership of the shares beneficially owned by the other members of the group.

	Shares of Class B Stock Beneficially Owned
Name	Number	Percent of Class B	Total Voting Power (1)	Total Voting Power (2)
David D. Smith(3)	11,700,925.52	28.1%	25.4%	3.3%

Frederick G. Smith(4)	8,843,831	21.2%	19.3%	2.5%

J. Duncan Smith(5)	11,809,800	28.3%	25.6%	3.3%

Robert E. Smith(6)	8,786,763	21.1%	19.1%	2.3%

Reporting Persons as a group (4 persons)(7)		98.6%	89.4%	49.0%

(1)           Holders of Class A common stock are entitled to one vote per share and holders of Class B common stock are entitled to ten votes per share except for votes relating to “going private” and certain other transactions.  Holders of both classes of common stock will vote together as a single class on all matters presented for a vote, except as otherwise may be required by Maryland law, and holders of Class B common stock may exchange their shares of Class B common stock into Class A common stock at any time.  This column sets forth the voting power each reporting person has on the matters on which shares of Class B common stock have ten votes per share, and the voting power the reporting persons as a group have on such matters.

(2)           This column sets forth the voting power each reporting person would have on matters on which the shares of Class B common stock have ten votes per share if he converted his shares of Class B common stock to Class A common stock and the other reporting persons did not.  This column also shows the voting power the reporting persons as a group would have if they all converted their shares of Class B common stock into shares of Class A common stock.

(3)           In addition, David D. Smith owns 30,000 shares of  Class A common stock directly and may acquire an additional 112,500 shares of Class A common stock upon exercise of options.  These Class A shares and options have been included for purposes of calculating Total Voting Power set forth above.

(4)           Includes 401,158 shares held in irrevocable trusts established by Frederick G. Smith for the benefit of his children and as to which Mr. Smith has the power to acquire by substitution of trust property. Absent such substitution, Mr. Smith would have no power to vote or dispose of the shares.  In addition,

Frederick G. Smith owns 590,000 shares of Class A common stock directly.  These Class A shares have been included for purposes of calculating Total Voting Power set forth above.

(5)           Includes 510,000 shares held in irrevocable trusts established by J. Duncan Smith for the benefit of his children and as to which Mr. Smith has the power to acquire by substitution of trust property. Absent such substitution, Mr. Smith would have no power to vote or dispose of the shares.

(6)           Includes 773,499 shares held in irrevocable trusts established by Robert E. Smith for the benefit of his children and as to which Mr. Smith has the power to acquire by substitution of trust property. Absent such substitution, Mr. Smith would have no power to vote or dispose of the shares.  In addition, Robert E. Smith owns 26,097 shares of Class A common stock directly.  These Class A shares have been included for purposes of calculating Total Voting Power set forth above.

(7)           Includes all shares identified above, including shares of Class A common stock held directly.

(c)  The following table sets forth information regarding transactions in shares by each member of the group since the 60th day preceding August 22, 2001.

Date	Type of Transaction	Number of Shares

Transactions by David D. Smith

12/20/01	Gift of Class B common stock(1)	111,000

12/06/02	Transfer of Class B common stock	354,358 (2)

12/06/02	Gift of Class B common stock(1)	61,109

Transactions by Frederick G. Smith

2/15/02	Gift of Class A common stock	500,000

2/21/02	Sale of Class A common stock from trust	20,000 at $11.66

2/21/02	Sale of Class A common stock from trust	20,000 at $11.65

2/21/02	Sale of Class A common stock from trust	9,600 at $11.64

2/22/02	Sale of Class A common stock	10,000 at $11.25

2/25/02	Sale of Class A common stock	2,500 at $11.55

2/25/02	Sale of Class A common stock	2,500 at $11.61

2/25/02	Sale of Class A common stock	5,000 at $11.33

2/25/02	Sale of Class A common stock	5,000 at $11.41

2/25/02	Sale of Class A common stock	5,000 at $11.47

2/25/02	Sale of Class A common stock	7,500 at $11.40

2/25/02	Sale of Class A common stock	15,000 at $11.49

2/25/02	Sale of Class A common stock	7,500 at $11.55

2/26/02	Sale of Class A common stock	5,000 at $11.43

2/26/02	Sale of Class A common stock	5,000 at $11.45

2/26/02	Sale of Class A common stock	5,000 at $11.56

2/26/02	Sale of Class A common stock	10,000 at $11.48

2/26/02	Sale of Class A common stock	10,000 at $11.50

2/26/02	Sale of Class A common stock	20,000 at $11.45

2/26/02	Sale of Class A common stock	20,000 at $11.82

2/27/02	Sale of Class A common stock	50,000 at $11.374

2/28/02	Sale of Class A common stock	7,500 at $11.29

2/28/02	Sale of Class A common stock	15,000 at $11.50

2/28/02	Sale of Class A common stock	10,000 at $11.33

2/28/02	Sale of Class A common stock	192,500 at $11.50

3/01/02	Sale of Class B common stock from trust(1)	50,400 at $11.53

3/05/02	Sale of Class B common stock from trust(1)	71,000 at $12.04

3/06/02	Sale of Class B common stock from trust(1)	14,000 at $13.01

3/18/02	Sale of Class B common stock from trust(1)	900 at $13.54

3/18/02	Sale of Class B common stock from trust(1)	49,100 at $13.55

Transactions by J. Duncan Smith

6/29/01	Sale of Class B common stock(1)	50,000 at $10.407

7/02/01	Sale of Class B common stock(1)	39,300 at $10.608

7/06/01	Sale of Class B common stock(1)	10,700 at $10.50

8/01/01	Sale of Class B common stock from trust(1)	2,000 at $10.62

8/20/01	Sale of Class B common stock(1)	5,200 at $10.50

8/21/01	Sale of Class B common stock(1)	14,800 at $10.50

8/21/01	Sale of Class B common stock(1)	8,000 at $10.53

8/21/01	Sale of Class B common stock(1)	11,200 at $10.55

8/21/01	Sale of Class B common stock(1)	5,300 at $10.56

8/21/01	Sale of Class B common stock(1)	200 at $10.57

8/22/01	Sale of Class B common stock(1)	5,300 at $10.50

3/08/02	Sale of Class B common stock from trust(1)	30,000 at $12.63

3/08/02	Sale of Class B common stock from trust(1)	2,000 at $12.64

3/11/02	Sale of Class B common stock from trust(1)	8,000 at $13.12

3/11/02	Sale of Class B common stock(1)	45,000 at $13.07

3/11/02	Sale of Class B common stock(1)	30,000 at $13.09

3/11/02	Sale of Class B common stock(1)	7,500 at $13.22

3/18/02	Sale of Class B common stock(1)	2,000 at $12.95

3/21/02	Sale of Class B common stock(1)	20,000 at $13.62

3/21/02	Sale of Class B common stock(1)	2,000 at $13.54

3/21/02	Sale of Class B common stock(1)	2,000 at $13.58

3/21/02	Sale of Class B common stock(1)	2,500 at $13.50

3/21/02	Sale of Class B common stock(1)	5,500 at $13.51

3/21/02	Sale of Class B common stock(1)	8,000 at $13.59

12/06/02	Sale of Class B common stock(1)	21,200 at $14.00

12/06/02	Sale of Class B common stock(1)	2,800 at $14.01

12/06/02	Sale of Class B common stock(1)	1,000 at $14.07

12/11/02	Sale of Class B common stock(1)	500 at $14.03

12/11/02	Sale of Class B common stock(1)	200 at $14.00

Transactions by Robert E. Smith

6/28/01	Sale of Class B common stock from trust(1)	20,000 at $10.13

6/29/01	Sale of Class B common stock from trust(1)	30,000 at $10.2667

7/11/01	Sale of Class B common stock from trust(1)	12,500 at $10.62

7/12/01	Sale of Class B common stock from trust(1)	7,500 at $10.65

7/27/01	Sale of Class B common stock from trust(1)	4,140 at $10.72

7/30/01	Sale of Class B common stock(1)	10,000 at $10.684

7/31/01	Sale of Class B common stock(1)	5,100 at $10.22

8/06/01	Sale of Class B common stock from trust(1)	2,000 at $10.27

8/06/01	Sale of Class B common stock from trust(1)	3,900 at $10.24

8/06/01	Sale of Class B common stock from trust(1)	2,000 at $10.18

8/07/01	Sale of Class B common stock from trust(1)	5,100 at $10.15

8/07/01	Sale of Class B common stock(1)	20,000 at $10.25

8/07/01	Sale of Class B common stock(1)	6,000 at $10.27

8/07/01	Sale of Class B common stock(1)	8,000 at $10.23

8/08/01	Sale of Class B common stock(1)	8,000 at $10.33

8/08/01	Sale of Class B common stock(1)	2,000 at $10.37

8/08/01	Sale of Class B common stock(1)	10,000 at $10.25

8/10/01	Sale of Class B common stock(1)	1,000 at $10.20

8/10/01	Sale of Class B common stock(1)	800 at $10.10

8/13/01	Sale of Class B common stock(1)	10,000 at $10.10

8/14/01	Sale of Class B common stock(1)	6,100 at $10.15

8/14/01	Sale of Class B common stock(1)	10,000 at $10.10

8/14/01	Sale of Class B common stock(1)	1,200 at $10.16

8/14/01	Sale of Class B common stock(1)	5,600 at $10.17

8/14/01	Sale of Class B common stock(1)	500 at $10.20

8/15/01	Sale of Class B common stock(1)	24,000 at $10.15

8/15/01	Sale of Class B common stock(1)	2,000 at $10.16

8/15/01	Sale of Class B common stock(1)	19,000 at $10.17

8/15/01	Sale of Class B common stock(1)	7,000 at $10.20

8/15/01	Sale of Class B common stock(1)	7,000 at $10.22

8/15/01	Sale of Class B common stock(1)	13,500 at $10.24

8/15/01	Sale of Class B common stock(1)	13,500 at $10.25

8/15/01	Sale of Class B common stock(1)	22,300 at $10.26

8/15/01	Sale of Class B common stock(1)	1,000 at $10.28

8/15/01	Sale of Class B common stock(1)	2,000 at $10.31

8/15/01	Sale of Class B common stock(1)	600 at $10.42

8/15/01	Sale of Class B common stock(1)	4,000 at $10.44

8/15/01	Sale of Class B common stock(1)	4,700 at $10.51

8/16/01	Sale of Class B common stock(1)	15,000 at $10.20

8/16/01	Sale of Class B common stock(1)	4,000 at $10.50

8/20/01	Sale of Class B common stock(1)	6,100 at $10.53

8/22/01	Sale of Class B common stock(1)	15,000 at $10.45

8/22/01	Sale of Class B common stock(1)	2,800 at $10.47

8/22/01	Sale of Class B common stock(1)	47,200 at $10.50

8/22/01	Sale of Class B common stock(1)	1,100 at $10.51

8/23/01	Sale of Class B common stock(1)	4,400 at $10.50

8/23/01	Sale of Class B common stock(1)	1,600 at $10.52

8/24/01	Sale of Class B common stock(1)	12,200 at $10.42

8/24/01	Sale of Class B common stock(1)	25,000 at $10.44

8/24/01	Sale of Class B common stock(1)	9,300 at $10.45

8/24/01	Sale of Class B common stock(1)	13,400 at $10.46

8/24/01	Sale of Class B common stock(1)	100 at $10.47

8/27/01	Sale of Class B common stock(1)	25,000 at $10.50

8/28/01	Sale of Class B common stock(1)	15,400 at $10.50

8/28/01	Sale of Class B common stock(1)	7,800 at $10.51

8/28/01	Sale of Class B common stock(1)	5,000 at $10.52

8/31/01	Sale of Class B common stock(1)	2,400 at $10.33

9/10/01	Sale of Class B common stock(1)	10,000 at $9.833

2/20/02	Sale of Class B common stock from trust(1)	30,000 at $10.62

2/20/02	Sale of Class B common stock from trust(1)	50,000 at $10.65

2/20/02	Sale of Class B common stock from trust(1)	20,000 at $10.70

2/21/02	Sale of Class B common stock from trust(1)	25,000 at $11.62

2/21/02	Sale of Class B common stock from trust(1)	25,000 at $11.70

2/25/02	Sale of Class B common stock from trust(1)	10,000 at $11.62

2/26/02	Sale of Class B common stock from trust(1)	15,000 at $11.62

2/26/02	Sale of Class B common stock(1)	2,000 at $11.58

2/26/02	Sale of Class B common stock(1)	100 at $11.56

2/26/02	Sale of Class B common stock(1)	2,000 at $11.54

2/26/02	Sale of Class B common stock(1)	800 at $11.53

2/26/02	Sale of Class B common stock(1)	10,800 at $11.52

2/26/02	Sale of Class A common stock	26,103 at $11.5365

2/27/02	Sale of Class B common stock(1)	5,000 at $11.60

2/27/02	Sale of Class B common stock(1)	73,300 at $11.49

3/06/02	Sale of Class B common stock(1)	25,000 at $11.55

3/06/02	Sale of Class B common stock(1)	25,000 at $11.49

3/06/02	Sale of Class B common stock(1)	25,000 at $11.52

3/06/02	Sale of Class B common stock(1)	12,500 at $11.57

3/11/02	Sale of Class B common stock(1)	12,500 at $1319

3/11/02	Sale of Class B common stock(1)	22,500 at $13.23

3/11/02	Sale of Class B common stock(1)	50,000 at $13.07

3/11/02	Sale of Class B common stock(1)	10,000 at $13.09

3/11/02	Sale of Class B common stock(1)	15,000 at $13.10

3/11/02	Sale of Class B common stock(1)	15,000 at $13.21

3/25/02	Sale of Class B common stock from trust(1)	14,000 at $13.24

(1)	These shares were converted into Class A shares.

(2)	Transfer in satisfaction of obligation to transfer assets worth $5,000,000.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits
(1) Joint Filing Agreement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 27, 2003
Date
/s/ David D. Smith
Signature
David D. Smith
Name/Title
/s/ Frederick G. Smith
Signature
Frederick G. Smith
Name/Title
/s/ J. Duncan Smith
Signature
J. Duncan Smith
Name/Title
/s/ Robert E. Smith
Signature
Robert E. Smith
Name/Title